AXA EQUITABLE LIFE INSURANCE COMPANY

HIGHEST ANNIVERSARY VALUE DEATH BENEFIT RIDER

Highest Anniversary Value to Age [85] GMDB

This Rider is part of your Contract and its provisions apply in lieu of any Contract provisions to the contrary. There are new definitions in this Rider which are introduced below. In this Rider, “we”, “our” and “us” mean AXA Equitable Life Insurance Company, “you” and “your” mean the Owner and “Rider” means this Rider. Subject to the terms and conditions of this Rider, you will receive a Guaranteed Minimum Death Benefit (GMDB) with this flexible premium fixed and variable deferred Annuity Contract as described below.

The Effective Date of this Rider is your Contract Date.

I.	This Rider’s Guaranteed Minimum Death Benefit

The GMDB is derived from a Benefit Base as described below. The GMDB Benefit Base is used solely to calculate the GMDB described in this Rider and its charge and does not provide a Cash Value or any minimum account value and cannot be withdrawn. Withdrawals under the Contract will cause an adjustment to your GMDB Benefit Base as described in Section III. of this Rider.

Your GMDB Rider will terminate upon assignment or a change in ownership of the contract unless the new assignee or Owner meets the qualifications specified in the Termination provision of this Rider (Section V.).

[The terms and conditions of a spouse’s right to continue the Contract upon the death of the Owner of this Contract (“Spousal Continuation”), are described in the Endorsement Applicable to [Non-Qualified] Contracts.]

The GMDB under the Contract will be the Highest Anniversary Value to Age [85] (“HAV”) Benefit Base. The Rider describes the operation of the HAV Benefit Base, the Effect of Withdrawals on your Benefit Base, the cost of this Rider and how this Rider may terminate.

Your Death Benefit amount under this Rider is determined by comparing the Annuity Account Value on the Payment Transaction Date to the Guaranteed Minimum Death Benefit on the date of death of the Owner. The greater amount is payable as the Death Benefit.

II.	Operation of the Guaranteed Minimum Death Benefit

Your GMDB Benefit Base is used to determine your GMDB described below. Your GMDB Benefit Base is also used to determine the cost of this Rider as described in Section IV.

Your GMDB Benefit Base is the HAV Benefit Base. Your initial HAV Benefit Base is equal to your initial Contribution. Thereafter, the Benefit Base will increase by the dollar amount of any subsequent Contribution.

On each Contract Date Anniversary through the Contract Date Anniversary following the Owner’s [85th ] birthday, if the Annuity Account Value is greater than the current HAV Benefit Base, the HAV Benefit Base is reset to equal the Annuity Account Value. The HAV Benefit Base is also adjusted for any withdrawals as described under “Effects of Withdrawals” below.

For Contracts with Joint Owners, a GMDB that by its terms accumulates to the Owner’s age [85] will instead accumulate to Age [85] of the older Joint Owner.

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For Contracts with Non-Natural Owners, a GMDB that by its terms accumulates to the Owner’s age [85] will instead accumulate to Age [85] of the Annuitant. If there are Joint Annuitants named under Contracts with Non-Natural Owners, the GMDB will accumulate to Age [85] of the older Joint Annuitant.

[The following text applies to Series CP only]

[Credits are not applied to your GMDB Benefit Base. However, Credits are included in your Annuity Account Value. Your Annuity Account Value can increase your HAV Benefit Base as a result of ratchets. Therefore, Credits can indirectly increase your GMDB Benefit Base.]

III.	Effect of Withdrawals on your HAV Benefit Base

The HAV Benefit Base will be reduced pro-rata by withdrawals.

A pro-rata reduction is determined as follows:

1) Divide the amount of the withdrawal by your Annuity Account Value immediately preceding the withdrawal;

2) Multiply the fraction calculated in (1) by the amount of your HAV Benefit Base immediately preceding the withdrawal. This is the amount of the pro-rata reduction. We will make this reduction as of the Transaction Date of each withdrawal.

IV.	The Cost of This Rider

The charge for this benefit is [0.35%] of the HAV Benefit Base. This charge is based on the HAV Benefit Base on your Contract Date Anniversary.

We will determine and deduct the above charge annually from your Annuity Account Value on each Contract Anniversary for which the Rider is in effect. We will deduct the above charges for the portion of any Contract Year in which this Rider is terminated pursuant to Section V. of this Rider, a Death Benefit is paid pursuant to Section 6.02 of the Contract, the Annuity Account Value is applied to purchase an Annuity Benefit pursuant to Section 7.05 of the Contract, or the Contract is surrendered pursuant to Section 5.02 of the Contract.

The above charges will be deducted from the Annuity Account Value in the Variable Investment Options and the Guaranteed Interest Option on a pro-rata basis. If there is insufficient value or no value in the Variable Investment Options and the Guaranteed Interest Option, any remaining portion of the charge or the total amount of the charge, as applicable, will be deducted from the Account for Special [Money Market] Dollar Cost Averaging.

V.	Termination Provision of This Rider

This Rider will automatically terminate if:

(i)	the Contract is continued under the Beneficiary Continuation Option, if applicable, or

(ii)	amounts under the Contract are applied to a supplementary contract to provide an annuity benefit including any benefit available on the Maturity Date, or

(iii)	except as provided below, you change the Owner of the Contract, or

(iv)	you make an assignment of this Contract, or

(v)	termination is required by an endorsement to your Contract, or

(vi)	the Contract terminates, or

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(vii)	Spousal Continuation is elected and the surviving spouse is age [76] or older as of the date of the Owner’s death, or

(viii)	your GMIB Rider terminates, or

(ix)	the Annuity Account Value under this Rider falls to zero.

In accordance with clause (iii) in the above paragraph, this Rider will not terminate if either of the following occurs:

1.	a Contract owned by a Non-natural Owner, if the Owner is changed to an individual, this Rider will not terminate and its benefits will continue to be determined by the Annuitant, or Joint Annuitant, as applicable, at the time of ownership change.

2.	a Contract owned by an individual, if the Owner is changed to a trust and the beneficial owner(s) remains the former Owner or his or her family members, this Rider will not terminate and its benefits continue to be determined by the original Owner. “Family member” means members of the immediate family and other relatives. “Immediate family” means spouse, domestic partner, civil union partner, parent, child, adopted child, step child, brother and sister. “Other relatives” means grandparent, grandchildren, aunt, uncle, niece, nephew, and in-laws.

Upon the termination of this Rider, the charge for the Benefit, as shown in Section IV. of this Rider, ends.

VI.	Reports

The amount of the Death Benefit will be included on a report sent to you at least once each year until the Maturity Date, as described in Section 9.04 of the Contract.

AXA EQUITABLE LIFE INSURANCE COMPANY

[	[

Mark Pearson,	Karen Field Hazin, Vice President,
Chairman of the Board and Chief Executive Officer]	Secretary and Associate General Counsel]

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